Exhibit 99.3

OPTION AGREEMENT

THIS OPTION AGREEMENT (this "Agreement") is made and entered into as of _____________ by and between Immune Pharmaceuticals Inc., a company registered under the laws of the State of Delaware (the "Company") and ___________ (the "Participant") (Company and the Participant shall sometimes be referred to, each as a "Party" and collectively, as the "Parties").

WHEREAS:	Participant serves as an employee of Company; and

WHEREAS:	Company desires to grant Participant an option to purchase shares in Company, and Participant is interested in receiving such option, in accordance with and subject to the Immune Pharmaceuticals 2005 Equity Incentive Plan, including all schedules and exhibits thereto, as may be amended from time to time (the "Plan") and this Agreement; and

WHEREAS:	on April 9, 2014, the Board approved a grant of an option to Participant.

NOW, THEREFORE, the Parties agree as follows:

1.	Application of the Provisions of the Plan

1.1.	Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Plan.

1.2.	A copy of the Plan, as previously adopted by the Board, is attached hereto as Exhibit A. All of the provisions, conditions, limitations and declarations included and specified in the Plan are hereby incorporated herein by reference and constitute an integral part of this Agreement and of Participant's undertakings and obligations hereunder.

1.3.	Except and to the extent otherwise expressly provided herein, nothing in this Agreement shall derogate from the provisions of the Plan. In the event of contradiction between any of the provisions hereof and any provision of the Plan, the terms of this Agreement shall prevail.

2.	Grant of Option; Term

2.1.	Subject to terms of this Agreement and the Plan, Company hereby grants to Participant, as of ______ (the "Date of Grant") an option to purchase _____ shares of common stock of Company, par value USD 0.0001 each (the "Common Shares" and the "Option", respectively).

2.2.	The Option is granted to Participant, and the Common Shares issuable upon the exercise of the Option (the "Shares") will be issued in the name of Participant, shall be deposited with it, held by it and registered in its name, all as set forth and provided for in the Plan and in this Agreement.

2.3.	The Exercise price of the Option is USD ___ per share. The Exercise Price shall be paid on the date(s) of the exercise of the Option.

2.4.	The Option shall vest over a period of __________.

2.5.	The term of the Option shall be ten (10) years from the date hereof, or such shorter period as is prescribed herein or in the Plan (the "Term"). The Option may be exercised during the Term, in whole or in part, by Participant, provided that Participant shall have been continuously engaged as an employee of Company from the date hereof until each date of exercise.

2.6.	In the event that Participant's employment with Company is terminated prior to the complete exercise of the Option, then the provisions of Section 13 of the Plan shall apply.

3.	Additional Documents

Without derogating from the provisions of the Plan or this Agreement, Participant hereby represents, warrants, agrees and undertakes towards Company that Participant shall provide, at Company's request, without limitation, any certificate, declaration or other document and shall perform any act which Company shall consider to be necessary or desirable pursuant to any law, whether local or foreign, in accordance with the provisions of the Plan.

4.	Non-Assignability

Participant's rights to: (a) receive and exercise the Option; (b) require that the Shares shall be registered in its name and/or (c) sell Shares, are subject to the provisions of the Plan and are personal and not transferable (other than pursuant to the laws of inheritance) without the prior written consent of Company, which approval may be withheld at its absolute and sole discretion, and may not be made subject to any pledge, lien, attachment or other charge whether voluntary or by law.

1

5.	Participant Representations, Warranties and Covenants

Without derogating from the provisions of the Plan or this Agreement, Participant hereby represents, warrants, agrees and undertakes towards Company, as follows:

5.1.	Participant has carefully read the Plan, and acknowledges and agrees to all of the provisions, conditions, limitations, authorizations, declarations and commitments included therein, except to the extent otherwise expressly provided in this Agreement. The Participant’s participation in the Plan is voluntary.

5.2.	The Plan and the grant of the Awards and/or Shares under the Plan is discretionary in nature and occasional, and does not create any contractual or other right to receive future grants of Awards and/or Shares, or benefits in lieu even if Awards and/or Shares have been granted repeatedly in the past.

5.3.	Participant acknowledges that nothing in this Agreement and/or in the Plan shall be interpreted as a commitment and/or an agreement by Company and/or any Related Company to employ Participant, whether for a certain period or otherwise. Participant shall have no claim whatsoever against Company and/or any Related Company (including, without limitation, any of their respective officers, directors or shareholders) with respect to the termination of Participant's employment, even if such termination causes the Option, in whole or in part, to expire and/or prevents Participant from exercising the Option in whole or in part and/or from receiving or retaining the Shares, or results in any loss due to any imposition of tax liability (including any early imposition) pursuant to applicable law.

6.	Taxes; Indemnification of Company

6.1.	Participant acknowledges and understands that the grant of the Option and the issue of the Shares, the execution of this Agreement and Participant's participation in the Plan may and shall have tax consequences to Participant, and that Company is not able to ensure or represent to Participant the nature and extent of such tax consequences.

6.2.	Participant further acknowledges and agrees that pursuant to the Plan, Participant shall be liable to pay, and shall bear, all tax obligations, of every nature, including duties, fines and any other payment which may be imposed by the tax authorities, whether in Israel or abroad, and all expenses arising out of the Plan, including every obligatory payment of whatever source (including without limitation social security, health tax, etc) with respect to the Option, the Shares (including, without limitation, upon the grant of the Option, the exercise of the Option, the issuance of the Shares, the sale of the Shares or the registration of the Shares in Participant's name) or dividends or any other benefit in respect thereof, and/or all other charges which may accrue to Participant, Company and/or any Related Company in connection with the Plan, the Option and/or the Shares, or any act or omission by Participant or Company in connection therewith, or pursuant to any determination by the applicable tax or other authorities including, without limitation, any such payments required to be made by Company as the result of any sale by Participant of any of the Shares.

6.3.	Participant hereby covenants to pay Company promptly upon its first request in writing, any amount payable by Participant as set forth above or elsewhere herein or in the Plan, and Company and/or any Related Company shall be entitled (and/or obliged pursuant to applicable law), at their sole and absolute discretion, to deduct at source and set-off from all the payments due to the Participant, including dividends, consideration for the sale of shares or from any other source, any such amount.

Without derogating from the above, Company (including any Related Company) may require, as a condition to the exercise of the Option and otherwise, that Participant pay, or otherwise make arrangements to Company's satisfaction to guarantee the payment of, any taxes or other obligatory payments applicable to Participant pursuant to applicable law and the provisions of the Plan.

6.4.	Waiver of taxation related Claims - Participant hereby irrevocably waives any complaint and/or cause of action Participant has or shall have in the future against Company and/or any Related Company, including, without limitation, any of their respective officers, directors or shareholders, in any way connected to any taxation resulting from the grant of the Option, the exercise thereof, the transfer of Shares into Participant's name, the sale of Shares by Participant and/or the repurchase of Shares by Company and/or any other matter which is in any manner whatsoever connected to the Option, the Shares and/or the participation of Participant in the Plan.

7.	Data Privacy

7.1.	The Company will collect, process, use and deliver personal data of Participant for the purpose of executing and managing the Plan and the exercise of your rights thereunder, as well as for any other aspect required in connection with your employment or engagement with the Company.

7.2.	By accepting the Awards and participating in the Plan, Participant hereby expressly: (i) authorizes the Company, any Related Company, the Trustee and any agent of the Company administering the Plan or providing Plan recordkeeping services, to disclose to the Company, to any Related Company, to the Trustee or to any such agent such information and data as shall be requested in order to facilitate the grant of Awards and/or Shares and the administration of the Plan; (ii) waives any data privacy rights he may have with respect to such information; and (iii) authorizes the Company, any Related Company, the Trustee and any such agent to store and transmit such information in electronic form; and (iv) approves and consents, in any case, for the transfer of information, its storage and usage outside of Israel and this for the purposes listed above.

2

7.3.	Please note that providing such data is not required under law and it is subjected to Participant’s sole consideration. You are free to decide whether you want to grant or deny your consent. If you decide to deny your consent then no further action is required. Please understand, in this case the Company would not be able to comply with the legal requirements associated with the participation in the Plan, and as a consequence you will not be able to participate in the Plan.

8.	Miscellaneous

8.1.	Further Assurances. The Parties hereby undertake to execute all necessary documentation and take all further action as may be required in order to fulfill the purposes of this Agreement.

8.2.	Preamble; Headings. The preamble to this Agreement is the basis and constitutes an integral part thereof. All article and section headings herein are inserted for convenience only and shall not modify or affect the construction or interpretation of any provision of this Agreement.

8.3.	Entire Agreement. Subject to the provisions of Section 1 above, this Agreement, including all schedules and exhibits attached thereto, constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof, and supersedes all prior understandings, agreements and discussions between them, oral or written.

8.4.	Amendment; Waiver. Subject to the provisions of the Plan, no provision of this Agreement may be amended or modified unless agreed to in writing and signed by both Parties. Notwithstanding, Participant acknowledges, agrees and confirms that the Plan may be amended from time to time as provided for therein and Participant hereby agrees and covenants (a) not to raise any objection to any such amendment; and (b) to execute and deliver any document necessary or desirable in order to give full force and effect to the amendment of the Plan. Participant understands and agrees that any amendment to the Plan or any document connected to the Plan, shall bind Participant as if he were a party thereto.

The observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the Party against such waiver is sought.

8.5.	Successors and Assigns; Assignment. Subject to the provisions hereof, this Agreement shall be binding upon and shall inure to the benefit of the successors, assigns, heirs, executors and administrators of the Parties. Neither this Agreement or any of Participant's rights, privileges, or obligations hereunder may be assigned or transferred by Participant without the prior consent in writing of Company, except by will or by the laws of descent and distribution. Company may assign and/or transfer this Agreement and any of its rights, privileges or obligations hereunder Agreement, at its discretion, to an affiliate and/or a successor in interest, which shall be bound by the provisions hereof.

8.6.	Governing Law; Dispute Resolution. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the rules with respect to conflicts-of-law, and the parties hereby submit to the exclusive jurisdiction of the courts in Delaware.

8.7.	Notices. Every notice and/or instruction required or permitted to be given pursuant to this Agreement shall be given in writing and shall be deemed to have been delivered upon the earlier of (i) the date of its delivery to the addressee by hand, (ii) three (3) days after having been sent by registered mail or (iii) one (1) day after having been sent by facsimile or e-mail (with confirmation of transmission). The Parties' addresses for the purpose of this Section shall be, if a party hasn't communicated another address by written notice 10 (ten) days in advance, as set forth below:

8.8.	Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any part of this Agreement is determined to be invalid, illegal or unenforceable, such determined shall not affect the validity, legality or enforceability of any other part of this Agreement; and the remaining parts shall be enforced as if such invalid, illegal, or unenforceable part were not contained herein.

8.9.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original.

[the remainder of this page was intentionally left blank]

3

[Signature Page to Option Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Option Agreement as of the date written hereinabove.

Immune Pharmaceuticals Inc.

By: Daniel Teper, CEO

4